EXHIBIT 16

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of April 12, 2013, is entered into by and between Brookfield Asset Management Inc., an Ontario corporation (“Purchaser”), and VFF Investments III LLC, a Delaware limited liability company (the “Seller”).

RECITALS

WHEREAS, Seller owns of Class A Interests (as such term is defined in the LLC Agreement (as defined below)) of Brookfield Retail Holdings IV-A LLC (f/k/a Brookfield REP Investments IV-A LLC), a Delaware limited liability company (the “Company”) representing 99.298685 % of the Company Percentage Interest (as such term is defined in the LLC Agreement) of the Company;

WHEREAS, Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to purchase, acquire and assume from Seller (the “Transfer”), two thirds (2/3) of the Class A Interests owned by Seller (the “Transferred Interests”) in exchange for an aggregate purchase price of (x) $46,938,611.33 in cash (the “Cash Purchase Price”) and (y) $46,938,611.33 payable in the form of a note (the “Note Purchase Price” and together with the Cash Purchase Price, the “Purchase Price”) issued by Brookfield BPY Holdings Inc., an Ontario corporation (“CanHoldCo”), in the form attached hereto as Annex A;

WHEREAS, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., a Manitoba limited partnership (the “Managing Member”), is the managing member of the Company, and, by execution of this Agreement, desires to approve this Transfer as required under Article 10 of the LLC Agreement; and

WHEREAS, the parties hereto desire to document the Transfer of the Transferred Interests from Seller to Purchaser, in accordance with and subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing Recitals, each of which is made a part hereof, and the mutual promises, covenants and conditions contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article I

CERTAIN DEFINITIONS AND CONSTRUCTION

Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.

“Business Day” means any day, other than a Saturday or Sunday, on which commercial banks are not required or authorized to close in New York, New York or Chicago, Illinois.

“Contract” means any agreement, obligation, contract, license, understanding, commitment, indenture or instrument, whether written or oral.

“Encumbrance” means any lien, pledge, charge, encumbrance, security interest, option, mortgage, easement, restriction (including restrictive covenants or deed restrictions in connection with environmental or remedial obligations), lease, sublease, right of way, right of refusal or offer, claim, restriction on transfer, restriction on voting or other similar restriction, including any voting agreement or proxy.

“Governmental Entity” means any federal, state, local or foreign government or any court, administrative body, agency or commission or other governmental or quasi-governmental entity, authority or instrumentality, domestic or foreign, with competent jurisdiction.

“Law” means any law, statute, ordinance, rule, regulation, directive, code or Order enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement (as amended to date) of Brookfield Retail Holdings IV-A LLC (f/k/a Brookfield REP Investments IV-A LLC, a Delaware limited liability company) dated as of October 25, 2010.

“Person” means an individual, a corporation, a general or limited partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

Section 1.2 Additional Definitions.

Agreement	Preamble
Bankruptcy and Equity Limitation	Section 3.1(c)
Cash Purchase Price	Recitals
Chosen Courts	Section 4.6
Company	Recitals
Effective Date	Section 2.2
Indemnified Parties	Section 4.10(c)
Indemnifying Party	Section 4.10(c)
Managing Member	Recitals
Note Purchase Price	Recitals
Purchase Price	Recitals
Purchaser	Preamble
Seller	Preamble
Transfer	Recitals
Transferred Interests	Recitals

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Section 1.3 Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 1.4 Construction. Unless the context otherwise requires, as used in this Agreement: (i) “or” is not exclusive; (ii) “including” and its variants mean “including, without limitation” and its variants; (iii) words defined in the singular have the parallel meaning in the plural and vice versa; (iv) references to “written” or “in writing” include in visual electronic form; (v) words of one gender shall be construed to apply to each gender; (vi) the term “Section” refers to the specified Section of this Agreement; (vii) the terms “Dollars” and “$” mean United States Dollars; and (viii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

Article II

THE TRANSFER

Section 2.1 The Transfer. On the terms and subject to the conditions set forth herein, Seller hereby sells, assigns and transfers to Purchaser, and Purchaser hereby purchases, acquires and assumes from Seller, all of Seller’s right, title and interest in and to the Transferred Interests, including from and after the Effective Date (as defined below) all allocations of profits and losses and distributions of cash or other property, in respect of the Transferred Interests, all future payment and legal obligations in respect of the Transferred Interests and all other rights and obligations otherwise accruing to Seller by virtue of owning the Transferred Interests, in exchange for the Purchase Price. Seller shall pay the Cash Purchase Price to Seller by wire transfer of immediately available funds on the Effective Date to such account or accounts as shall be designated by Seller in writing to Purchaser prior to the Effective Date.

Section 2.2 Effective Date. This Agreement, and the Transfer of the Transferred Interests, shall be effective as of the date hereof (the “Effective Date”).

Section 2.3 Managing Member Approval. Managing Member hereby acknowledges and consents to the Transfer of the Transferred Interests in all respects for all purposes under the LLC Agreement and any other applicable agreements.

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Article III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Seller. Seller represents and warrants to Purchaser:

(a) Organization. Seller is duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization.  Seller has been duly qualified as a foreign corporation or other form of entity for the transaction of business and, where applicable, is in good standing under the Laws of each other jurisdiction in which it operates so as to require such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or be reasonably expected to materially delay or prevent the consummation of the Transfer.

(b) Power and Authority. Seller has the requisite power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Agreement.

(c) Execution and Delivery. This Agreement has been duly and validly executed and delivered by Seller and constitutes its valid and binding obligation, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting generally the enforcement of creditors’ interests and (ii) the availability of equitable remedies (whether in a Proceeding in equity or at Law) (collectively, the “Bankruptcy and Equity Limitation”).

(d) Ownership of Transferred Interests. Seller owns 100% of all right, title and interest in and to the Transferred Interests, and has not heretofore assigned, pledged or otherwise hypothecated the Transferred Interests.

(e) No Conflict. The execution and delivery of this Agreement and the performance by Seller of its obligations hereunder and compliance by Seller with all of the provisions hereof and the consummation of the Transfer (i) shall not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, or result in the acceleration of, or the creation of any Encumbrance under, or give rise to any termination right under, any material Contract with a third party to which Seller is a party (excluding the LLC Agreement), (ii) shall not result in any violation or breach of any provisions of the organizational documents of Seller and (iii) shall not conflict with or result in any violation of, or any termination or material impairment of any rights under, any Law, statute or any license, authorization, Order, rule or regulation of any Governmental Entity having jurisdiction over Seller or Seller’s properties or assets, except with respect to each of (i), (ii) and (iii), such conflicts, violations or defaults as would not be reasonably expected to have a material adverse effect on the ability of Seller to consummate the Transfer.

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(f) Legal Proceedings. There are no legal, governmental or regulatory Proceedings pending or, to the knowledge of Seller, threatened against Seller which, individually or in the aggregate, if determined adversely to a Seller, would materially and adversely affect the ability of such Seller to perform its obligations under this Agreement.

(g) Confidential Information. Seller understands that Purchaser may be in possession of material non-public information and other confidential information relating to the Transferred Interests, the securities held by the Company (including information with respect to each of General Growth Properties, Inc. and Rouse Properties, Inc. and, in particular, preliminary quarterly earnings results for such Persons for the first quarter of 2013) and the Company that has not been communicated to Seller. Seller acknowledges that Purchaser has stated that it is a long-term holder of securities of General Growth Properties, Inc. and Rouse Properties, Inc. and holds a favorable long-term view of the business prospects of such issuers. Seller acknowledges that it is proceeding with the sale of the Seller’s Transferred Interests to Purchaser knowingly and voluntarily, without access to or the benefit of such information. Seller hereby waives any right to rescind or invalidate the sale of the Transferred Interests to Purchaser or to seek any damages or remuneration from Purchaser based on the possession of any information regarding the Company by Purchaser or the lack of possession of any information regarding the Company by Seller. Seller agrees that Purchaser shall not have any obligation to disclose any such information to Seller.

(h) Sophisticated Investor. Seller is a sophisticated investor and has such knowledge and experience in financial and business matters and in making investments of this type that it is capable of evaluating, negotiating and implementing the transactions contemplated hereby, including the Transfer.

(i) No Other Representations or Warranties. Except for the representations and warranties made by the Seller in this Section 3.1, neither Seller nor any other Person on behalf of Seller makes any representation or warranty with respect to Seller or any of its assets, liabilities, condition (financial or otherwise) or prospects or with respect to the LLC Agreement.

(j) Acknowledgement. Seller acknowledges that (i) no Purchaser nor any Person on behalf of Purchaser is making any representations or warranties whatsoever, express or implied, beyond those expressly made by Purchaser in Section 3.2 and (ii) Seller has not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in Section 3.2.

Section 3.2 Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller:

(a) Organization. Purchaser is duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization.  Purchaser has been duly qualified as a foreign corporation or other form of entity for the transaction of business and, where applicable, is in good standing under the Laws of each other jurisdiction in which it operates so as to require such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or be reasonably expected to materially delay or prevent the consummation of the Transfer.

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(b) Power and Authority. Purchaser has the requisite power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Agreement.

(c) Execution and Delivery. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes its valid and binding obligation, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Limitation.

(d) No Conflict. Neither the consummation of the Transfer by Purchaser and Seller, the execution and delivery of this Agreement, the performance by Purchaser of its obligations hereunder nor the compliance by Purchaser with all of the provisions hereof (i) shall conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, or result in the acceleration of, or the creation of any Encumbrance under, or give rise to any termination right under, any material Contract to which Purchaser is a party, (ii) shall not result in any violation or breach of any provisions of the organizational documents of Purchaser and (iii) shall not conflict with or result in any violation of, or any termination or material impairment of any rights under, any statute or any license, authorization, Order, rule or regulation of any Governmental Entity having jurisdiction over Purchaser or Purchaser’s properties or assets, except with respect to each of (i), (ii) and (iii), such conflicts, violations or defaults as would not be reasonably expected to have a material adverse effect on the ability of Purchaser to consummate the Transfer.

(e) Consents and Approvals. No consent, approval, Order, authorization, registration or qualification of or with any Governmental Entity having jurisdiction over Purchaser is required in connection with the execution and delivery by Purchaser of this Agreement or the consummation of the Transfer, except such consents, approvals, Orders, authorizations, registration or qualification as would not reasonably be expected to materially and adversely affect the ability of Purchaser to perform its obligations under this Agreement.

(f) Legal Proceedings. There are no legal, governmental or regulatory Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser which, individually or in the aggregate, if determined adversely to Purchaser, would materially and adversely affect the ability of Purchaser to perform its obligations under this Agreement.

(g) No Broker’s Fees. Purchaser is not party to any contract, agreement or understanding with any Person that would give rise to a valid claim against Seller for an investment banking fee, commission, finder’s fee or like payment in connection with the Transfer.

(h) No Other Representations or Warranties. Except for the representations and warranties made by Purchaser in this Section 3.2, neither Purchaser nor any other Person on behalf of Purchaser makes any representation or warranty with respect to Purchaser or its respective assets, liabilities, condition (financial or otherwise) or prospects.

(i) Acknowledgement. Purchaser acknowledges that (i) neither Seller nor any Person on behalf of Seller is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Seller in Section 3.1 of this Agreement and (ii) Purchaser has not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in Section 3.1 of this Agreement.

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Article IV

MISCELLANEOUS

Section 4.1 Further Assurances. The parties agree to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, such further instruments or documents or take such other action as may be reasonably necessary (or as reasonably requested by another party) to consummate the Transfer.

Section 4.2 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be considered given if given in the manner, and be deemed given at times, as follows: (x) on the date delivered, if personally delivered; (y) on the day of transmission if sent via facsimile transmission to the facsimile number given below, and telephonic confirmation of receipt is obtained promptly after completion of transmission; or (z) on the next Business Day after being sent by recognized overnight mail service specifying next business day delivery, in each case with delivery charges pre-paid and addressed to the following addresses:

(a) If to Seller to:

c/o Barclays Private Bank & Trust (Cayman) Limited

4th Floor First Caribbean House

P.O. Box 487

Grand Cayman

Cayman Island KY1-1106
Attention: Angie Yee

Facsimile: (345) 949-9056

with a copy (which shall not constitute notice) to:

Kemnay Advisory Services Inc.

45 Rockefeller Plaza, Suite 2100

New York, NY 10111

Attention: Andrew Rothschild, Avi Sharoni, Robert Kirby &

Kevin Mitchell

Fax: (212) 218-6971

(b) If to Purchaser to:

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Onterio M5J 2T3
Attention: Joseph S. Freedman

Facsimile: (416) 363-9491

E-mail: joe.freedman@brookfield.com

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with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019
Attention: Gregory B. Astrachan
Facsimile: (212) 728-8111

Section 4.3 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party without the prior written consent of each other party. This Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

Section 4.4 Survival. The parties agree that the covenants, agreements, acknowledgements, representations and warranties made by each of them in this Agreement, and any certificate or instrument delivered pursuant hereto, shall survive until six months after the expiration of the applicable statute of limitations, giving effect to any extensions thereof; it being understood that in the event notice of any claims for indemnification under Section 4.10(c) have been given within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved.

Section 4.5 Prior Negotiations; Entire Agreement. This Agreement (including the exhibits hereto and the documents and instruments referred to in this Agreement) constitutes the entire agreement of the parties and supersedes all prior agreements, arrangements or understandings, whether written or oral, between the parties with respect to the subject matter of this Agreement.

Section 4.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each party hereto agrees that it shall bring any Proceeding in respect of any claim arising out of or related to this Agreement or the Transfer exclusively in the courts of the State of New York and the Federal courts of the United States, in each case, located in the County of New York (the “Chosen Courts”). Solely in connection with claims arising under this Agreement or the Transfer, each party hereto (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 4.1 of this Agreement. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION.

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Section 4.7 Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party (including via facsimile or other electronic transmission), it being understood that each party need not sign the same counterpart.

Section 4.8 Expenses. Each party shall bear its own expenses incurred or to be incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the Transfer.

Section 4.9 Waivers and Amendments. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege pursuant to this Agreement shall operate as a waiver thereof, nor shall any waiver of the part of any party of any right, power or privilege pursuant to this Agreement, nor shall any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement. The rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any party otherwise may have at Law or in equity.

Section 4.10 Certain Remedies.

(a) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or of any other agreement between them with respect to the Transfer were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other applicable remedies at Law or equity, the parties shall be entitled to an injunction or injunctions, without proof of damages, to prevent breaches of this Agreement or of any other agreement between them with respect to the Transfer and to enforce specifically the terms and provisions of this Agreement.

(b) No Consequential Damages. To the fullest extent permitted by applicable Law, the parties shall not assert, and hereby waive, any claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor, against any other party and its respective Affiliates, members, members’ affiliates, officers, directors, partners, trustees, employees, attorneys and agents on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on Contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, or as a result of, this Agreement or of any other agreement between them with respect to the Transfer.

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(c) Indemnification. Without prejudice to any other remedies available at law or equity, each party (the “Indemnifying Party”) hereby agrees that it shall indemnify, defend and hold harmless the other party, its Affiliates and, if applicable, their respective directors, officers and employees (the “Indemnified Parties”) from, against and in respect of any damages, claims, losses, charges, actions, suits, penalties and reasonable costs and expenses (including reasonable attorney’s fees and expenses in connection with any investigations or defense of any claim) imposed on, sustained, incurred or suffered by or asserted against any of the Indemnified Parties relating to or arising out of (i) any breach of any representation or warranty made by the Indemnifying Party or its Affiliates contained in this Agreement or (ii) the breach of any covenant or agreement of the Indemnifying Party or its Affiliates contained in this Agreement. The parties agree to treat any amounts payable pursuant to this Section 4.10(c) as adjustments to the purchase price paid for the Transferred Interests for all purposes, except to the extent any applicable Law otherwise requires.

[Signature Pages Follow]

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IN WITNESS WHEREOF, this Agreement is executed as of the day and year first above written.

SELLER:	VFF Investments III LLC, a Delaware Limited Liability Company

	By:	/s/ Angie Yee - Lois A. Jeffers
Name: Angie Yee - Lois A. Jeffers
Title: Authorized Signatories

PURCHASER:	Brookfield Asset Management Inc., an Ontario Corporation

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Manager

CONSENT AND ACKNOWLEDGEMENT

OF MANAGING MEMBER AND GENERAL PARTNER:

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.,

A Manitoba limited partnership

By: Brookfield Private Funds Holdings Inc.,

its general partner

By:  /s/ Aleks Novakovic

Name: Aleks Novakovic
Title: Director

By:  /s/ Arin Jonathan Silber

Name: Arin Jonathan Silber
Title: Director